EXHIBIT 99.1

Wanda Sports Group Company Limited Announces Voluntary Dismissal of Class Action Lawsuit
BEIJING, May 19, 2020 (PRNEWSWIRE) – Wanda Sports Group Company Limited (the “Company,” and together with its consolidated entities, “Wanda Sports Group,” or “we”) (NASDAQ: WSG), a leading global sports events, media and marketing platform, announced today that the consolidated securities class action complaint against the Company, the underwriters in the IPO and certain of its current and former directors has been voluntarily dismissed in its entirety, without prejudice, by the lead plaintiff (the “The Notice of Dismissal without Prejudice”).
As previously disclosed in the Company’s SEC filings, the Company, the underwriters in the IPO and certain of the Company’s current and former directors were named as defendants in a putative securities class action filed in the United States District Court for the District of Oregon: Cherry Fu v. Wanda Sports Group Company Limited et al., Civil Action No. 3:19-cv-1852-BR (filed on November 18, 2019).  The Notice of Dismissal without Prejudice was filed on May 18, 2020.
The Company and its directors were represented in the matter by the law firm of Simpson Thacher & Bartlett LLP.
About Wanda Sports Group
Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, including Infront and, pending its sale, The IRONMAN Group, it has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. Wanda Sports Group offers a comprehensive array of events, marketing and media services through its three primary segments: Spectator Sports, Digital, Production, Sports Solutions (DPSS) and Mass Participation. Wanda Sports Group’s full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.
Headquartered in China, Wanda Sports Group has more than 60 offices and 1,600 employees around the world. For more information, please visit http://investor.wsg.cn/investor-relations.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to management quotes and our financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and, consequently, could be affected by the uncertain and unprecedented impact of COVID-19 on our business and operations and the related impact on our liquidity needs. These forward-looking statements include, but are not limited to, statements about: the impact of the spread of COVID-19 and related mitigation efforts on our business, operations and operating results; our goals and strategies, including following the completion of the sale of the IRONMAN Group; the expected growth in our industry; our expectations regarding our ability to attract rights-in partners and monetize their rights through rights-out arrangements; changes in consumer behavior and consumer and corporate spending, including as a result of the COVID-19 crisis; our ability to reach acceptable levels of engagement with our athletes following the COVID-19 crisis; our future business development, results of operations and financial condition; competition in our industry; general economic and business conditions, including as a result of the COVID-19 crisis; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in our registration statement on Form F-1, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in our annual report on Form 20-F for the year ended December 31, 2019 and other filings that we make from time to time with the SEC.

In addition, any forward-looking statements contained in this press release are based on assumptions that we believe to be reasonable as of this date. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

For investor and media inquiries, please contact:
Wanda Sports Group
Edith Kwan
Tel:  +86 (10) 8558 7456
E-mail:  ir@wsg.cn